

November 24, 2010

Richard F. Poirier
Chief Executive Officer
Herley Industries, Inc.
3061 Industry Drive, Suite 200
Lancaster, Pennsylvania 17603

Re: **Herley Industries, Inc.**
            Preliminary Proxy Statement on Schedule 14A
            Filed November 19, 2010

Dear Mr. Poirier:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 2, page 26

1. Please tell us why you have not presented the individual matters reflected in Proposal 2 as separate proposals.

2. If you revise to present the individual matters reflected in Proposal 2 as separate proposals, please revise to indicate what the voting standard will be for each proposal.

3. Please revise to discuss the reasons for each individual matter proposed.

4. Please revise to discuss the effects of each individual matter proposed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Dana Brown at (202) 551-3859 if you have questions regarding these comments.

Sincerely,

John Dana Brown
Attorney-Advisor

cc: Kim Decker
        Fax: (717) 291-4660